Exhibit 99.1

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2021

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2021

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_________________________
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ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	September 30	December 31
	2021	2020
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	27,395	8,593
Accounts receivable	252	255
Other current assets	459	261
TOTAL CURRENT ASSETS	28,106	9,109
NON-CURRENT ASSETS:
Property and equipment	161	192
Right of use assets	244	356
Intangible assets	605	605
TOTAL NON-CURRENT ASSETS	1,010	1,153
TOTAL ASSETS	29,116	10,262
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable:
Trade	325	164
Other	1,691	1,330
Current maturities of lease liabilities	179	189
Warrants to purchase ordinary shares	698	1,432
Contract liabilities	-	158
TOTAL CURRENT LIABILITIES	2,893	3,273
NON-CURRENT LIABILITIES:
Lease liabilities	153	243
Severance pay obligations, net	88	81
TOTAL NON-CURRENT LIABILITIES	241	324
TOTAL LIABILITIES	3,134	3,597
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.0000769 par value:
Authorized - as of September 30, 2021 and December 31, 2020, 140,010,000 shares; issued and outstanding: as of September 30, 2021, and December 31, 2020 28,784,411 and 21,057,922 shares, respectively	*	*
Accumulated other comprehensive income	41	41
Other reserves	10,142	8,924
Additional paid in capital	105,797	70,595
Accumulated deficit	(89,998)	(72,895)
TOTAL SHAREHOLDERS' EQUITY	25,982	6,665
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	29,116	10,262

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Nine months ended		Three months ended
	September 30		September 30
	2021	2020	2021	2020
	U.S. dollars in thousands
REVENUE	406	144	140	50
COST OF REVENUE	186	104	65	31
RESEARCH AND DEVELOPMENT EXPENSES, NET	4,146	5,222	1,729	1,606
GENERAL AND ADMINISTRATIVE EXPENSES	4,209	3,656	1,450	829
OTHER INCOME	(33)	-	(11)	-
OPERATING LOSS	8,102	8,838	3,093	2,416
FINANCIAL EXPENSES (INCOME):
Loss (income) from change in fair value of financial liabilities at fair value	8,833	(1,123)	(697)	(805)
Other financial expenses, net	45	17	20	13
FINANCIAL EXPENSES (INCOME), NET	8,878	(1,106)	(677)	(792)
NET LOSS BEFORE TAXES	16,980	7,732	2,416	1,624
TAXES ON INCOME	123	-	45	-
NET COMPREHENSIVE LOSS FOR THE PERIOD	17,103	7,732	2,461	1,624

	U.S. dollars
LOSS PER ORDINARY SHARE:
Basic	0.68	0.42	0.09	0.09
Diluted	0.68	0.42	0.09	0.09
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	25,203,221	18,204,684	28,680,833	18,329,561
Diluted	25,203,221	18,204,684	28,680,833	18,329,561

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares-Amount	Accumulated other comprehensive income	Other reserve	Additional paid in capital	Accumulated deficit	Total
		U.S dollars in thousands
BALANCE AT JANUARY 1, 2020	17,864,684	*	41	11,398	63,392	(62,912)	11,919
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2020:
Net loss for the period	-	-	-	-	-	(7,732)	(7,732)
Exercise of options to ordinary shares	31,954	*	-	(35)	103	-	68
Issuance of shares and warrant due to a private placement, net of issuance costs	337,553	*	-	-	573	-	573
Issuance of shares due to the ATM program, net of issuance costs	106,806	*	-	-	212	-	212
Expiration of options and warrants	-	-	-	(2,896)	2,896	-	-
Vesting of restricted share units	21,000	*	-	-	-	-	-
Share-based compensation	-	-	-	700	-	-	700
BALANCE AT SEPTEMBER 30, 2020	18,361,997	*	41	9,167	67,176	(70,644)	5,740

BALANCE AT JANUARY 1, 2021
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2021:	21,057,922	*	41	8,924	70,595	(72,895)	6,665
Net loss for the period		-	-			(17,103)	(17,103)
Exercise of warrants to ordinary shares	3,175,050	*	-		12,725	-	12,725
Exercise of options to ordinary shares	157,711	*	-	(262)	659	-	397
Issuance of shares under the ATM program, net of issuance costs	4,386,728	*	-	-	21,805	-	21,805
Vested restricted share units	7,000	-	-	(13)	13	-	-
Share-based compensation	-	-	-	1,493	-	-	1,493
BALANCE AT SEPTEMBER 30, 2021	28,784,411	*	41	10,142	105,797	(89,998)	25,982

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares-Amount	Accumulated other comprehensive income	Other reserve	Additional paid in capital	Accumulated deficit	Total
		U.S dollars in thousands
BALANCE AT JULY 1, 2020	18,234,191	*	41	10,468	65,740	(69,020)	7,229
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2020:
Net loss for the period	-	-	-	-	-	(1,624)	(1,624)
Expiration of warrants	-	-	-	(1,224)	1,224	-	-
Issuance of shares due to the ATM program, net of issuance costs	106,806	-	-	-	212		212
Vesting of restricted share units	21,000	*	-	-	-	-	-
Share-based compensation	-	-	-	(77)	-	-	(77)
BALANCE AT SEPTEMBER 30, 2020	18,361,997	*	41	9,167	67,176	(70,644)	5,740

BALANCE AT JULY 1, 2021
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2021:	28,286,211	*	41	9,722	103,089	(87,537)	25,315
Net loss for the period		-	-	-	-	(2,461)	(2,461)
Exercise of options to ordinary shares	57,737	*	-	(123)	245	-	122
Issuance of shares under the ATM program, net of issuance costs	440,463	*	-	-	2,463	-	2,463
Share-based compensation	-	-	-	543	-	-	543
BALANCE AT SEPTEMBER 30, 2021	28,784,411	*	41	10,142	105,797	(89,998)	25,982

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

	Nine months ended September 30
	2021	2020
	(Unaudited)
	U.S dollars in thousands
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(17,103)	(7,732)
Adjustments required to reflect net cash
used in operating activities (see appendix A)	10,697	(1,298)
Net cash used in operating activities	(6,406)	(9,030)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(7)	(51)
Net cash used in investing activities	(7)	(51)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	-	797
Issuance of shares due to the ATM program, net of issuance costs	21,805	212
Proceeds from exercise of options and warrants	3,555	68
Principle element of lease payments	(145)	(113)
Net cash provided by financing activities	25,215	964

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,802	(8,117)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	8,593	15,185
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	27,395	7,068

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

	Nine months ended September 30
	2021	2020
	(Unaudited)
	U.S dollars in thousands
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	182	152
Change in fair value of financial liabilities at fair value through profit or loss	8,833	(1,123)
Financial expenses	36	33
Net changes in severance pay obligation	7	5
Share-based compensation	1,493	700
	10,551	(233)
Changes in working capital:
Decrease in accounts receivables	3	278
Increase in other current assets	(198)	(549)
Increase (decrease) in accounts payable and accruals:
Trade	161	(246)
Other	361	(377)
Decrease in contract liabilities	(158)	(144)
	169	(1,038)
Cash used for operating activities -
Interest paid	(23)	(27)
	10,697	(1,298)

APPENDIX B:

Supplementary information on investing and financing activities not involving cash flows:
Right of use assets obtained in exchange for new operating lease liabilities	31	23
Exercise of warrants	9,567	-
Cashless exercise of warrants	*	-
Vested restricted shares units	*	-

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION:

a.	General:

1)
Entera Bio Ltd. (collectively with its subsidiary, the "Company") was incorporated on September 30, 2009 and commenced operation on June 1, 2010. On January 8, 2018 the Company incorporated Entera Bio Inc., a fully owned subsidiary incorporated in Delaware USA. The Company is a leader in the development and commercialization of orally delivered large molecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism, are based on its proprietary technology platform and are both in Phase 2 clinical development. The Company also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has completed one such collaboration with Amgen Inc.

2)
The Company's securities have been listed for trading on the Nasdaq Capital Market since the Company’s initial public offering in July 2018, where a total of 1,400,000 new ordinary shares were issued in consideration of net proceeds of $9.6 million, after deducting offering expenses.

b.
Since the Company is engaged in research and development activities, it has not derived significant income from its activities and has incurred accumulated losses in the amount of $90 million through September 30, 2021 and negative cash flows from operating activities. The Company's management is of the opinion that its available funds as of September 30, 2021 will allow the Company to operate under its current plans into the fourth quarter of 2022. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management is in the process of evaluating various financing alternatives in the public or private equity markets, government grants or through license of the Company's technology to additional external parties through partnerships or research collaborations as the Company will need to finance future research and development activities, general and administrative expenses and working capital through fund raising. However, there is no certainty about the Company's ability to obtain such funding.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION (Continued):

The financial information has been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. If the Company does not raise the requisite funds, it will need to curtail or cease operations. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

c.	Approval of financial statements These financial statements were approved by the Company's Board of Directors on November 9, 2021.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2021 and for the nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, comprehensive loss, changes in shareholders' equity and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2020 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The results of operations for the nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020 and for the year then ended.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Loss per ordinary share

Basic and diluted loss per share are computed by dividing the loss for the period by the weighted average number of ordinary shares outstanding for each period.

All outstanding options and warrants have been excluded from the calculation of the diluted loss per share for the Nine months ended September 30, 2021 and 2020 since their effect was anti-dilutive. The total number of ordinary shares which were excluded from the calculation of diluted loss per share was 7,025,691 and 7,315,702 for the Nine months ended September 30, 2021 and 2020 respectively.

All outstanding options and warrants have been excluded from the calculation of the diluted profit per share for the three months ended September 30, 2021 and 2020 since their effect was anti-dilutive. The total number of ordinary shares which were excluded from the calculation of diluted loss per share was 5,492,432 and 7,369,337 for the three months ended September 30, 2021 and 2020 respectively.

NOTE 4 - FINANCIAL RISK FACTORS

The Company's activities expose it to a variety of financial risks.

The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company's annual financial statements as of December 31, 2020.

There have been no changes in the risk management policies since the year end.

NOTE 5 - FAIR VALUE MEASUREMENT

The Company measures fair value and discloses fair value measurements for financial assets. Fair value is based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

As of September 30, 2021, and December 31, 2020, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximates their carrying value.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 - FAIR VALUE MEASUREMENT (Continued):

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
As of September 30, 2021:
Trade and other payable	-	2,016	2,016
Warrants to purchase ordinary shares (level 1) (1)	698	-	698
Lease liabilities	-	332	332
	698	2,348	3,046
As of December 31, 2020:
Trade and other payable	-	1,494	1,494
Warrants to purchase ordinary shares (level 1) (1)	239	-	239
Warrants to purchase ordinary shares (level 3) (2)	1,193	-	1,193
Lease liabilities		432	432
	1,432	1,926	3,358

(1)	Tradable warrants presented above are valuated based on the market price (a level 1 valuation) as of September 30, 2021.

(2)
Warrants to purchase ordinary shares issued in December 2019 and February 2020 presented are valued based on the Monte-Carlo pricing model (a level 3 valuation) as of September 30, 2020. As of September 30, 2021, all these warrants were exercised, see additional information in Note 61.d .

NOTE 6 - SHARE CAPITAL:

1.	Equity:

a.
In February and March 2021, the Company issued additional 2,546,265 ordinary shares for net proceeds of $9.9 million at a weighted average price of $3.99 per ordinary share through the Company’s ATM Program established in July 2020.

b.	In March 2021, 4,500 tradable warrants were exercised into 2,250 ordinary shares of the Company for a total consideration of $13 thousand at an exercise price of $5.85 per ordinary share.

c.
During the nine months ended September 30, 2021, several employees and service providers exercised 157,711 options into 157,711 ordinary shares of the Company for a total consideration of $397 thousand at a weighted average price of $2.54 per ordinary share.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 6 - SHARE CAPITAL (Continued):

d.
On April 21, 2021, upon satisfaction of the sale price condition pursuant to the subscription agreement signed in December 2019, the Company’s Board of Directors decided to accelerate the termination date of the Investors and Broker warrants issued in December 2019 and February 2020. In accordance with the terms of the agreement, as of the notice date and until June 23, 2021 (the “Early Termination Exercise Period”), the holders may exercise their warrants and following such Early Termination Exercise Period, these warrants shall be deemed terminated.

During the six months ended June 30, 2021, the warrants holders, including our Chairman of the board and  D.N.A Biomedical Solutions Ltd. (“DNA”) exercised 3,300,645 warrants into  3,172,800 ordinary shares through cash or cashless mechanism. The total consideration from the exercise of these warrants was $3,145 thousand at an exercise price of $1.05.

e.
On May 7, 2021, the Company entered into a new At-the-market equity program (the "Second ATM Program") that allows the Company to issue up to additional 5 million ordinary shares, at the Company's discretion. Distributions of the ordinary shares through the Second ATM Program were made pursuant to the terms of an equity distribution agreement dated May 7, 2021 among the Company and B. Riley Securities, Inc (the "Agent").

During the nine months ended September 30,2021, the Company issued 1,840,463 ordinary shares for net proceeds of $12.1 million at a weighted average price of $6.74 per ordinary share through the Company’s Second ATM Program established in May 2021.

2.	Options Grants

a.
On January 4, 2021 options to purchase 1,314,218 ordinary shares were granted to the Chief Executive officer of the Company, with an exercise price of $1.24. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% of the option will vest in twelve equal quarterly installments following the first anniversary of the grant date. The grant was subject to the approval by the shareholders of the Company, which approved the grant in March 2021. The fair value of the options at the date of grant was $1,320 thousand.

b.	On April 7, 2021, the Company’s Board of Directors approved the following option grants:

i.
Options grant to purchase 150,000 ordinary shares to the new US-based CFO, with an exercise price of $3.61 per share. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% of the option will vest in twelve equal quarterly installments following the first anniversary of the grant date. This grant was subject to shareholders approval, which was not obtained on October 4, 2021, and is still subject to additional formal approvals. The fair value of the options on September 30, 2021 was $478 thousand.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 6 - SHARE CAPITAL (Continued):

ii.
Options grants to purchase 213,000 ordinary shares to certain employees and 70,000 options granted to service providers, with an exercise price of $3.61 per share. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% of the option will vest in twelve equal quarterly installments following the first anniversary of the grant date. The fair value of the options at the date of grant was $646 thousand.

iii.
Options grant to purchase 33,368 ordinary shares to a non-executive director of the Company, with an exercise price of $3.61. The options will vest over 3 years in twelve equal quarterly instalments starting on the vesting commencement date. These options were subject to the approval of the shareholders of the Company, which was approved on October 4, 2021. The fair value of the options at the shareholders' approval date was $104 thousand.

c.
On April 21, 2021, options to purchase 345,000 ordinary shares were granted to several executive officers of the Company, with an exercise price of $3.15. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% of the option will vest in twelve equal quarterly installments following the first anniversary of the grant date. These options were subject to the approval of the shareholders of the Company, which was approved on October 4, 2021. The fair value of the options at the shareholders' approval date was $1,140 thousand.

NOTE 7 - REVENUE FROM COLLABORATION AND LICENSE AGREEMENT

During the second quarter of 2021, the Company extended the agreement of the research collaboration and license agreement (the “Amgen Agreement”) with Amgen Inc. Pursuant to the terms, Amgen is required to pay for the third year of preclinical R&D services to be provided by the Company for a total consideration of $450 thousand and reimburse the Company for further expenses as shall be agreed between the parties.

NOTE 8 - SUBSEQUENT EVENTS

During October 2021 service providers exercised 20,000 options into 20,000 ordinary shares of the Company for a total consideration of $21.2 thousand at an exercise price of $1.06 per ordinary share.